UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of June 2026
Commission File Number: 001-36158
Wix.com Ltd.
(Translation of registrant’s name into English)
5 Yunitsman St.,
Tel Aviv, Israel, 6936025
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
EXPLANATORY NOTE
Wix.com Ltd. (the “Company,” “we” or “our”) is issuing this Report on Form 6-K on June 8, 2026 to announce the Company’s organizational realignment to streamline operations and reallocate resources to support the Company’s top strategic priorities. This includes the scaling down and/or discontinuation of certain activities, initiatives, products, and subsidiaries. The organizational realignment also includes a reduction in the Company’s workforce by approximately 20% or 1,000 employees, which was communicated on May 28, 2026.

The Company now expects FY 2026 free cash flow excluding acquisition and restructuring costs to be approximately $420 million, an approximately $20 million increase to our prior plan as we focus on profitable growth.

While Wix Harmony and Base44 continue to perform as we expected when we issued guidance as part of the first quarter 2026 earnings release, the Company expects an approximately $50 million reduction in bookings and an approximately $25 million reduction in revenue in FY 2026 as a result of our organizational realignment as well as a more pronounced slowdown, beyond our previous expectations, in the growth of our Partners business during the second half of May and early June.

This lower top-line performance is expected to be more than offset by approximately $70 million of total non-GAAP cost of revenue and operating expense savings this year associated with the organizational realignment, incremental to the Company’s previous guidance provided as part of the first quarter 2026 earnings release. The full year run rate of savings from this organizational realignment is expected to be approximately $150 million, driven by meaningfully lower payroll and overhead expenses in our go-forward cost structure.

The Company estimates it will incur approximately $30-35 million of pre-tax restructuring charges due to the organizational realignment, a substantial majority of which will be cash expenditures for the payment of severance and related benefit costs. The Company expects that the majority of these charges will be incurred in the second quarter of 2026 with cash paid in the second half of 2026.

FY 2026 Outlook	Previous	Current
Y/Y Bookings Growth	Mid-Teens %	Low-Teens %
Y/Y and Q2 Revenue Growth	Mid-Teens %	Low- to Mid-Teens %
Free Cash Flow excl. acquisition and restructuring costs	High-teens margin	High-teens margin

Non-GAAP Financial Measures
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses bookings and free cash flow excluding acquisition costs, as well as non-GAAP cost of revenue and operating expense savings (collectively the "Non-GAAP financial measures"). Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash the Company collects from business solutions, as well as payments due to the Company under the terms of contractual agreements for which the Company may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as the Company fulfills its obligation under the terms of the contractual agreement.

Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude the capital expenditures and other expenses associated with the buildout of our new corporate headquarters, and cash acquisition-related expenses. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Reconciliations of the Non-GAAP financial measures to the most directly comparable GAAP financial measures are not available without unreasonable efforts.

Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “subject,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases.

The forward-looking statements contained in this document, including the updated financial outlook, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectations regarding the impacts of the organizational realignment, including the reduction in our workforce, our expectation that we will be able to attract and retain registered users and partners to our various offerings, and generate new paid subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per paid subscription, including through our partners; our expectation that new products and developments (such as Wix Harmony), as well as third-party products we will offer in the future within our platform, will receive customer (including partners) acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product, as well as our Base44 offering; our expectations regarding our ability to timely develop relevant and required products using artificial intelligence (“AI”), the legal and regulatory environment impacting AI and AI-related activities; cybersecurity, privacy and intellectual property, and potential competitive impacts from AI tools (including relating to our partners), and other risks associated with AI technologies; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our ability to achieve desired operating margins; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or convertible notes pursuant to our repurchase program, or as required; our expectation that we will comply with the restrictions under our Credit Agreement; our expectation that we will effectively manage our infrastructure; our expectation that we will efficiently and successfully manage cybersecurity risks and incidents; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, including as a result of elevated costs related to AI; our expectation with respect to future sales of our ordinary shares by directors, officers or large shareholders; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of the war and hostilities between Israel and Hamas, Hezbollah, Iran and the Houti movement in Yemen and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners, large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2025 filed with the Securities and Exchange Commission on March 5, 2026.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2026

WIX.COM LTD.
By:	/s/ Naama Kaenan
Name:	Naama Kaenan
Title:	General Counsel